Yukon New Parent, Inc.
c/o 180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, New Jersey 07042

July 11, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention: Robert Arzonetti

Re:    Yukon New Parent, Inc.
Registration Statement on Form S-4, as amended (File No. 333-286043)

Acceleration Request:
    Requested Date: July 11, 2025
    Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

    Pursuant to Rule 461 of the Securities Act of 1933, as amended, Yukon New Parent, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-286043), as amended (the “Registration Statement”), so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

    Please contact John Mahon of Proskauer Rose LLP, counsel to the Company, at (202) 416-6828 or via email at jmahon@proskauer.com, with any questions you may have regarding this request. In addition, please notify Mr. Mahon by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ Daniel B. Wolfe
Daniel B. Wolfe
President, Chief Financial Officer and Director

cc: Proskauer Rose
    John Mahon
    Joshua Apfelroth
    Michael Ellis

Dechert LLP
    Kenneth Young
    Stephen Pratt